Exhibit 99.1

NIO Inc. Provides May 2024 Delivery Update

Company Achieved New Record-High Monthly Deliveries

•	NIO delivered 20,544 vehicles in May 2024, increasing by 233.8% year-over-year

•	NIO delivered 66,217 vehicles year-to-date in 2024, increasing by 51.0% year-over-year

•	Cumulative deliveries of NIO vehicles reached 515,811 as of May 31, 2024

SHANGHAI, China, June 01, 2024 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced its May 2024 delivery results.

NIO delivered 20,544 vehicles in May 2024, representing a substantial increase of 233.8% year-over-year. The deliveries consisted of 12,164 premium smart electric SUVs, and 8,380 premium smart electric sedans. Cumulative deliveries of NIO vehicles reached 515,811 as of May 31, 2024.

In May 2024, NIO further expanded its strategic cooperation on battery swapping by partnering with GAC Group and FAW Group, adding to a growing list of strategic partnerships that include its existing collaboration with Changan Automobile, Geely Group, JAC Group, Chery Automobile, and Lotus Technology. NIO is committed to establishing a rapidly evolving battery swapping ecosystem, and providing efficient and convenient recharging experiences for its users.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in assisted and intelligent driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as the industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as proprietary NIO Assisted and Intelligent Driving and its subscription services. Unveiled in May 2024, ONVO, the second smart electric vehicle brand of NIO Inc., is committed to creating better family life, and bringing better brand and product experiences to family users.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

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